Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Second Quarter Results

TORONTO, ON - August 20, 2014 - Sears Canada Inc. (TSX: SCC) today announced its unaudited second quarter results. Total revenues for the 13-week period ended August 2, 2014 were $845.8 million compared to $960.1 million for the 13-week period ended August 3, 2013, a decrease of 11.9%. Same store sales declined 6.8%. The balance of the decrease in revenues was primarily attributable to revenues from stores closed as a result of early termination and amendment of certain full-line store leases and the sale of joint arrangement interests in Fiscal 2013.

The net loss for the second quarter of this year was $21.3 million or 21 cents per share compared to net earnings of $152.8 million or $1.50 per share for the second quarter of last year. Included in the net loss for the second quarter of this year were pre-tax transformation expenses of $7.9 million related primarily to severance costs incurred during the quarter. Also included in the net loss for the quarter were pre-tax asset impairment charges of $18.3 million as well as pre-tax gains of $20.5 million related to the sale of the Company’s interest in certain joint arrangements and $11.4 million related to the settlement of certain retirement benefits. Included in the net earnings of the second quarter of last year was a pre-tax gain of $185.7 million related to early lease terminations and amendments. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the second quarter of this year was a loss of $16.1 million compared to an adjusted EBITDA of $20.2 million for the second quarter of last year.

Total revenues for the 26-week period ended August 2, 2014 were $1,617.5 million compared to $1,827.2 million for the 26-week period ended August 3, 2013, a decrease of 11.5%. Same store sales decreased 7.1%. The balance of the decrease in revenues was primarily attributable to revenues from stores closed as a result of early termination and amendment of certain full-line store leases and the sale of certain joint arrangement interests in Fiscal 2013.

The net loss for the first half of this year was $96.5 million or 95 cents per share compared to net earnings of $121.6 million or $1.19 per share for the first half of last year. The significant items included in this year’s net loss and last year’s net earnings were as described above. Adjusted EBITDA for the first half of this year was a loss of $74.2 million compared to an adjusted EBITDA of $10.4 million for the first half of last year.

“Although our same store sales declined this quarter, in part due to an unseasonably cool spring, we continued to make significant progress establishing the retail fundamentals that are necessary to support our business in the long-

term,” said Douglas C. Campbell, President and Chief Executive Officer, Sears Canada Inc. “We took aggressive markdowns to clear aged inventory and surplus spring merchandise, and ended the quarter with 20% less spring/summer inventory than last year. This puts us in an improved inventory quality position heading into the fall season, allowing us to devote more of our selling floor space to seasonally relevant items as we move forward. Additionally, we continued to proactively reduce expenses, which we did by 13.3% in the quarter versus the same quarter last year, when removing the effect of transformation expenses and non-recurring items.”

Mr. Campbell added, “We also continue to improve on our Sears Value Proposition presented in store and online at sears.ca. This value proposition brings to customers the balance of price, quality and service they expect from Sears as they shop for themselves and their homes, and we believe that our offerings over the back-to-school period and the fall season to follow will demonstrate to Canadians that we are responding to their needs.”

Adjusted EBITDA is a non-IFRS measure; please refer to the table attached for a reconciliation of net loss to Adjusted EBITDA. Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures; please refer to the table attached for a reconciliation of total merchandising revenue to same store sales.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented with respect to the quarter’s earnings is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; the credit worthiness and financial stability of the Company’s licensees and business partners; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2013 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
RECONCILIATION OF NET (LOSS) EARNINGS TO ADJUSTED EBITD    A
For the 13 and 26-week periods ended August 2, 2014 and August 3, 2013

Unaudited

	Second Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2014	2013		2014		2013
Net (loss) earnings	$(21.3)	$152.8		$(96.5)		$121.6
Transformation expense[1]	7.9	—		15.5		1.5
Gain on lease terminations and lease amendments[2]	—	(185.7)	—	—	—	(185.7)
Gain on sale of interest in joint arrangements[3]	(20.5)	—		(20.5)		—
Goodwill impairment[4]	2.6	—		2.6		—
Other asset impairment[5]	15.7	—		15.7		—
Accelerated tenant inducement amortization[6]	—	(4.5)		—		(4.5)
Lease exit costs[7]	0.1	—		3.9		—
SHS warranty and other costs[8]	—	—		6.6		—
Gain on settlement of retirement benefits[9]	(11.4)	—		(10.6)		—
Depreciation and amortization expense	21.8	30.0		45.4		60.2
Finance costs	1.7	2.8		4.2		5.1
Interest income	(0.7)	(0.4)		(1.4)		(0.8)
Income tax (recovery) expense	(12.0)	25.2		(39.1)		13.0
Adjusted EBITDA[10]	(16.1)	20.2		(74.2)		10.4
Basic net (loss) earnings per share	$(0.21)	$1.50		$(0.95)		$1.19

1	Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the period.
2	Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties for the 13 and 26-week period ended August 3, 2013.
3	Gain on sale of interest in joint arrangements represents the gain associated with selling the Company's interest in certain properties co-owned with Ivanhoé Cambridge during Q2 2014.
4	Goodwill impairment represents the charge for the writeoff of goodwill related to the Corbeil cash generating unit during Q2 2014.
5	Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units during Q2 2014.
6	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties referred to in footnote 2 above.
7	Lease exit costs relate primarily to costs incurred to exit certain properties during 2014.
8	SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS announcing it was in receivership.
9	Gain on settlement of retirement benefits represents the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during 2014.
10
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO SAME STORE SALES
For the 13 and 26-week periods ended August 2, 2014 and August 3, 2013

Unaudited

	Second Quarter		Year-to-Date
(in CAD millions)	2014	2013	2014	2013
Total merchandising revenue	$844.4	$949.0	$1,614.4	$1,805.4
Non-comparable store sales	197.7	226.0	401.3	443.0
Same store sales[1]	646.7	723.0	1,213.1	1,362.4
Percentage change in same store sales	(6.8)%	(2.5)%	(7.1)%	(2.5)%
Percentage change in same store sales by category
Apparel & Accessories	(2.9)%	4.1%	(1.5)%	4.3%
Home & Hardlines	(9.3)%	(6.6)%	(10.7)%	(6.7)%

1
Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 26-week periods ended August 2, 2014 and August 3, 2013. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metric excludes the Direct channel.